Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF KU6 MEDIA CO., LTD.
FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 26, 2014
(OR AT ANY ADJOURNMENT THEREOF)

The undersigned1,                                                                       [insert name] of                                                                                                                                      [insert address], being a shareholder of                                   2 ordinary shares of Ku6 Media Co., Ltd., a Cayman Islands company (“Ku6” or the “Company”), hereby acknowledges receipt of the notice of 2014 annual general meeting of shareholders (the “2014 AGM Notice”) and amended proxy statement (the “Proxy Statement”) (either through the Internet or paper or email copy), each dated December 5, 2014, and hereby appoints                                   3or, failing whom, the Chairman of the 2014 AGM, as our proxy, with full power to him or her, on behalf and in the name of the undersigned, to represent the undersigned at the 2014 annual general meeting of shareholders of the Company to be held on December 26, 2014 at 10:00 a.m., Hong Kong time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and at any adjournment thereof (the “2014 AGM”), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of such proxy upon such other business as may properly come before the 2014 AGM, all as set forth in the 2014 AGM Notice and in the Proxy Statement previously furnished to the undersigned either through the Internet or paper or email copy.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:

To elect Xudong Xu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 2:

To elect Robert Chiu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 3:

To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 4:

To elect Qingmin Dai to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 5:

To elect Yong Gui to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 6:

To elect Songhua Zhang to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 7:

To elect Jiangtao Li to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 8:

To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATE: , 2014

SHAREHOLDER NAME[4]:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on the register of members of the Company, and returned promptly in the enclosed envelope or to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China. In the case of joint holders, all holders should sign on this proxy.

Please date, sign and mail this proxy card back as soon as possible to ensure receipt by us before December 26, 2014.

Notes:

1.                    Full name(s) and address (es) to be inserted in BLOCK CAPITALS.

2.                    Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.                    If no name is inserted, a shareholder is deemed to have nominated the Chairman of the 2014 AGM as proxy. You are entitled to appoint a proxy to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the 2014 AGM in person to represent you.

4.                    IMPORTANT: IF YOU WISH TO VOTE FOR ANY PROPOSALS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY PROPOSALS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Abstentions by holders of ordinary shares will count towards the quorum but are not included in the determination of the number of votes cast and are not counted as votes for or against a proposal. Your proxy will be entitled to vote at his/her discretion on any proposal properly put to the 2014 AGM other than those referred to in the 2014 AGM Notice.

5.                    This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under the hand of an officer or attorney duly authorized on that behalf.

6.                    In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.

7.                    Completion and delivery of this form of proxy will not preclude you from attending and voting at the 2014 AGM if you so wish. Any proxy given by you may be revoked by you at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date to the Company (Attention: Legal Counsel) or, by attending the 2014 AGM and voting in person. Attendance at the 2014 AGM in and of itself does not revoke a prior proxy. A written notice of revocation, if delivered, must be received by the Company before December 26, 2014.